SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               Ashland Coal, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   043906 10 6
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Jeffry N. Quinn
                            Arch Mineral Corporation
                                  CityPlace One
                         St. Louis, Missouri 63141-7056
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  April 4, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             (Page 1 of 10 Pages)

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 043906 10 6

1)    NAME OF REPORTING PERSON               Arch Mineral Corporation
                                             ------------------------
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON                    43-0921172
                                             -------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 OO (see Item 3)
                                                      ---------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                      --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                     0
                                              ---------

      8)    SHARED VOTING POWER               10,281,586  (See Item 5)
                                              ------------------------

      9)    SOLE DISPOSITIVE POWER                0
                                               ---------

      10)   SHARED DISPOSITIVE POWER          10,281,586  (See Item 5)
                                              ------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON           10,281,586  (See Item 5)
                                              ------------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*           [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                      56.8% (See Item 5)
                                              ------------------

14)   TYPE OF REPORTING PERSON                       CO
                                                     --
                              (Page 2 of 10 Pages)

Item 1.     Security and Issuer.

            This statement on Schedule 13D (the "Statement") is filed by Arch Mineral Corporation, a Delaware corporation (the "Company"). The name of the issuer is Ashland Coal, Inc., a Delaware corporation ("Ashland Coal"). Ashland Coal's principal executive offices are located at 2205 Fifth Street Road, Huntington, West Virginia 25771. This Statement relates to the Common Stock, par value $.01 per share, of Ashland Coal ("Ashland Coal Common Stock").


Item 2.     Identity and Background.

            The Company's principal business is the mining, processing, marketing and transporting of bituminous coal in the domestic steam market and the address of its principal business is CityPlace One, St. Louis, Missouri 63141-7056.

            Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of the Company: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of the Company are United States citizens.

            During the last five years, neither the Company nor, to the knowledge of the Company, any of the persons listed in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither the Company nor, to the knowledge of the Company, any of the persons listed in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.

                                 (Page 3 of 10 Pages)

Item 3.     Source and Amount of Funds or Other Consideration.

            This Statement is being filed in connection with the Agreement and Plan of Merger, dated as of April 4, 1997 (the "Merger Agreement"), among the Company, AMC Merger Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub") and Ashland Coal, pursuant to which, among other things, Ashland Coal will become a wholly owned subsidiary of the Company (the "Merger"). A copy of the Merger Agreement is filed as Exhibit 7.1 to this Statement and specifically incorporated by reference herein.

            In connection with the execution of the Merger Agreement, Ashland Inc., a stockholder of Ashland Coal, has entered into a Voting Agreement dated as of April 4, 1997 with the Company (the "Voting Agreement"), pursuant to which Ashland Inc. has agreed to vote its shares of Ashland Coal Common Stock and its shares of Class B Preferred Stock, par value $100 per share, of Ashland Coal ("Ashland Coal Class B Preferred Stock") for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to the Company, upon the Company's request, its irrevocable proxy to vote such shares in such manner. A copy of the Voting Agreement is filed as Exhibit 7.2 to this Statement and specifically incorporated by reference herein.


            Pursuant to the Voting Agreement, the consideration given by the Company in connection with the execution and performance thereof was its agreement to enter into the Merger Agreement and to incur the obligations set forth therein.

Item 4.     Purpose of Transaction.

            Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub will merge with and into Ashland Coal and Ashland Coal will become a wholly owned subsidiary of the Company. By virtue of the Merger, each outstanding share of Ashland Coal Common Stock will be converted into the right to receive one share of the Common Stock of the Company, par value $.01 per share ("Company Common Stock") and each outstanding share of the Class B Preferred Stock and Class C Preferred Stock, par value $100 per share, of Ashland Coal ("Class C Preferred Stock") will be converted into the right to receive 20,500 shares of Company Common Stock.

            Prior to consummation of the Merger, the Company will amend its Certificate of Incorporation and Bylaws to read as set forth in Annexes A and B to the Merger Agreement. The current Company Board of Directors will remain members of the Company's Board of Directors following consummation of the Merger. The names of the directors of the Company following consummation of the Merger are listed in Annex C to the Merger Agreement.

                              (Page 4 of 10 Pages)

            In connection with the proposed Merger, the Company plans to enter into a Voting Agreement with Carboex International, Ltd., a Bahamian corporation ("Carboex") and a stockholder of Ashland Coal, whereby Carboex will agree to vote its shares of Class C Preferred Stock, for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to the Company, upon the Company's request, its irrevocable proxy to vote such shares in such manner.

Item 5.     Interest in Securities of the Issuer.

            By virtue of the Voting Agreement, pursuant to which Ashland Inc. has agreed with the Company that it will vote, or grant to the Company, at the Company's request, a proxy with respect to 7,529,686 shares of Ashland Coal Common Stock and 150 shares of Ashland Coal Class B Preferred Stock owned by Ashland Inc., the Company may be deemed to have shared power to vote such shares. Included within the 10,281,586 shares of Ashland Coal Common Stock reported as beneficially owned by the Company are the 7,529,686 shares reported above and an additional 2,751,900 shares of Ashland Coal Common Stock that would be issuable upon the conversion of 150 shares of Ashland Coal Class B Preferred Stock. Each share of Ashland Coal Class B Preferred Stock and Class C Preferred Stock, par value $100 per share, of Ashland Coal ("Ashland Coal Class C Preferred Stock") is convertible into 18,346 shares of Ashland Coal Common Stock and the holder thereof is entitled to cast 18,346 votes on matters submitted to a vote of Ashland Coal stockholders.

            By virtue of the Voting Agreement, pursuant to which Ashland Inc. has agreed with the Company that it will not dispose of such shares, the Company may be deemed to have shared power to dispose of such shares. Such shares represent approximately 56.8% of the combined voting power of Ashland Coal Common Stock outstanding on April 4, 1997.

            Neither the Company nor any of the persons listed in Item 2 hereof has effected any transactions relating to Ashland Coal Common Stock or Class B Preferred Stock within the past 60 days. Except as has been reported in filings made by Ashland Inc. under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, no person other than Ashland Inc. is known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

Item 6.    Contracts,  Arrangements,  Understandings   or   Relationships   With
Respect to Securities of the Issuer.

            Other than as set forth in this Statement, neither the Company nor any of the persons named in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal

                              (Page 5 of 10 Pages)
or otherwise) with respect to any securities of Ashland Coal, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed As Exhibits.

            The following are filed as exhibits to this Statement:

            7.1 Agreement and Plan of Merger, dated as of April 4, 1997 among Arch Mineral Corporation, AMC Merger Corporation and Ashland Coal, Inc.
(Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Ashland Coal, Inc. dated April 4, 1997.)

            7.2 Voting Agreement, dated as of April 4, 1997, by and between Arch Mineral Corporation and Ashland Inc. (Filed herewith.)

                              (Page 6 of 10 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ARCH MINERAL CORPORATION



                                    By:  /s/ Jeffry N. Quinn
                                         ------------------------------
                                          Signature


                                          Jeffry N. Quinn
                                          Senior Vice President,
                                          Secretary and General Counsel
                                          ------------------------------
                                          Name and Title


Date: April 14, 1997

                              (Page 7 of 10 Pages)

                                     ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ARCH MINERAL CORPORATION


NAME AND PRESENT PRINCIPAL           ADDRESS AND PRINCIPAL BUSINESS
OCCUPATION                           OF ORGANIZATION IN WHICH EMPLOYED


Ronald Eugene Samples,               Arch Mineral Corporation
Chairman of the Board                CityPlace One
of Directors                         St. Louis, Missouri 63141-7056
                                     Bituminous Coal Mining

Steven F. Leer,                      Arch Mineral Corporation
President and Chief                  CityPlace One
Executive Officer and                St. Louis, Missouri 63141-7056
Director                             Bituminous Coal Mining

James R. Boyd,                       Ashland Inc.
Senior Vice President and            1000 Ashland Drive
Group Operating Officer              Russell, Kentucky 41169
                                     Energy and Chemical Company

James L. Parker,                     Hunt Petroleum
President                            5000 Thanksgiving Tower
                                     Dallas, Texas  75201
                                     Oil & Gas Exploration & Production

Douglas H. Hunt,                     Petro-Hunt Corporation
Director of Acquisitions             5000 Thanksgiving Tower
                                     Dallas, Texas 75201
                                     Oil & Gas Exploration & Production

John R. Hall,                        Ashland Inc.
Retired Chairman of                  500 Diederich Boulevard
the Board and Chief                  Russell, Kentucky 41169
Executive Officer                    Energy and Chemical Company
of Ashland Inc.

Patrick Kriegshauser,                Arch Mineral Corporation
Senior Vice President and            CityPlace One
Chief Financial Officer/             St. Louis, Missouri 63141-7056
Treasurer                            Bituminous Coal Mining

Jeffry N. Quinn,                     Arch Mineral Corporation
Senior Vice President--              CityPlace One
Law and Human Resources,             St. Louis, Missouri 63141-7056
Secretary and General                Bituminous Coal Mining
Counsel

                                 (Page 8 of 10 Pages)

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ARCH MINERAL CORPORATION


NAME AND PRESENT PRINCIPAL           ADDRESS AND PRINCIPAL BUSINESS
OCCUPATION                           OF ORGANIZATION IN WHICH EMPLOYED


Steve A. Carter,                     Arch Mineral Corporation
Executive Vice President-            CityPlace One
Marketing                            St. Louis, Missouri 63141-7056
                                     Bituminous Coal Mining

David B. Peugh,                      Arch Mineral Corporation
Vice President-                      CityPlace One
Business Development                 St. Louis, Missouri 63141-7056
                                     Bituminous Coal Mining

Robert W. Shanks,                    Arch Mineral Corporation
President-                           CityPlace One
Apogee Coal Company                  St. Louis, Missouri 63141-7056
                                     Bituminous Coal Mining

Ben H. Daud,                         Arch Mineral Corporation
President-                           CityPlace One
Catenary Coal Holdings, Inc.         St. Louis, Missouri 63141-7056
                                     Bituminous Coal Mining

                              (Page 9 of 10 Pages)

                                  EXHIBIT INDEX

Exhibit
No.             Description
-------         -----------

7.1 Agreement and Plan of Merger, dated as of April 4, 1997 among Arch Mineral Corporation, AMC Merger Corporation and Ashland Coal, Inc. (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Ashland Coal, Inc. dated April 4, 1997.)

7.2 Voting Agreement, dated as of April 4, 1997, by and between Arch Mineral Corporation and Ashland Inc. (Filed herewith.)




                              (Page 10 of 10 Pages)